Exhibit 1

PRESS RELEASE

CYREN Reports Fourth Quarter and Full Year 2014 Results
2015 To Build On Record Q4 2014 Bookings

McLean, VA – February 24, 2015 – CYREN (NASDAQ: CYRN), a global provider of cloud-based cybersecurity solutions, today announced its fourth quarter and full year 2014 financial results for the period ending December 31, 2014.

CYREN closed out the fourth quarter by continuing to execute on the plans it laid out at the beginning of 2014. It was a transformative year, as the company successfully rebranded and launched CYREN as a provider of cybersecurity technology and cyber intelligence solutions, released its cloud-based security as a service WebSecurity platform and generated traction through its new channel sales and direct sales efforts.

“Record fourth quarter bookings, an expanded global partner network and significant new customer acquisitions are strong examples of the increased demand we’re seeing in the market,” said Lior Samuelson, CEO and Chairman of the Board at CYREN. "Our focus on introducing our new direct sales strategy and expanding our service offerings will enable us to drive growth in 2015."

Fourth Quarter & Full Year 2014 Financial Highlights:

•
Revenues in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) totaled $7.8 million for the fourth quarter of 2014 compared to $8.2 million in the fourth quarter of 2013. Full year 2014 revenues totaled $31.9 million as compared to $32.2 million in 2013.

•
Non-GAAP revenues totaled $7.9 million for the fourth quarter of 2014 compared to $8.4 million in the fourth quarter of 2013. Full year 2014 non-GAAP revenues totaled $32.1 million compared to $32.8 million in 2013. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes.

•
GAAP net loss for the fourth quarter of 2014 was $2.2 million compared to a net loss of $7.0 million in the fourth quarter of 2013. Full year 2014 GAAP net loss totaled $7.0 million compared to a GAAP net loss of $9.9 million in 2013.

•
GAAP loss per basic and diluted share for the fourth quarter of 2014 was $0.07, compared to a loss of $0.26 in the fourth quarter of 2013. Full year 2014 GAAP loss per basic share and diluted share was $0.25 compared to a loss of $0.38 in 2013.

•
Non-GAAP net loss for the fourth quarter 2014 was $1.4 million compared to a loss of $1.9 million in the fourth quarter of 2013.  Full year 2014 non-GAAP net loss totaled $4.5 million compared to a loss of $1.3 million in 2013.

•
Non-GAAP loss per basic and diluted share for the fourth quarter 2014 was $0.04, compared to a loss of $0.07 in fourth quarter of 2013. Full year 2014 non-GAAP loss per basic share was $0.16 compared to non-GAAP net loss per diluted share of $0.05 in 2013.

•	Cash used by operating activities during the quarter was $1.5 million.

•	Cash as of December 31, 2014 was $11.1 million, compared to $13.1 million as of September 30, 2014. In addition, the company had drawn $4.8 million under its $7.5 million credit facility.

Operating expenses for the quarter included several one-time items affecting GAAP and non-GAAP results.  These items included a bad debt expense of $0.3 million and a provision for gross receipts taxes of $0.2 million.  These G&A expenses had a negative impact on the quarterly profitability, but should not be considered as ongoing expenses when looking forward into 2015.

For information regarding the non-GAAP financial measures discussed in this release, please see "Use of Non-GAAP Financial Information" and "Reconciliation of Selected GAAP Measures to Non GAAP Measures."

Business Highlights:

•
CYREN delivered record bookings in the fourth quarter of 2014, driven by increasing sales traction with Cyber Intelligence solutions and several new large multi-year contracts, including a high-profile joint venture in Europe.

•
The flagship CYREN WebSecurity platform added thousands of users, achieved through multiple customer wins in UK, India, Germany, USA , and France.  Notable wins included the company’s first enterprise deployment at a UK trade union.

•
CYREN continued to add key distribution partners for CYREN WebSecurity such as ALSO Holding, an information and communications technology provider in Germany.  CYREN WebSecurity will be added to the ALSO CHOICE Cloud Marketplace, which joins SYNNEX’s CLOUDSolv solutions marketplace as the second CYREN partner to offer CWS through its online reseller network for selling cloud solutions.

•
The company’s cloud-based CYREN WebSecurity solution was named a bronze winner in the Best New Product of the Year - Enterprise category at the Best in Biz Awards 2014, an independent business awards program judged by members of the press and industry analysts.

•
Bangcle, the world's largest mobile application security provider, employed CYREN to offer its 500 million customers two mobile security solutions, CYREN Embedded Antivirus and CYREN Mobile Security for Android, representing the expansion of CYREN’s global footprint and commitment to its international partner network.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization and impairment of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, acquisition related costs, one-time settlement agreements, reorganization expenses and adjustments to earn-out obligations. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, February 24, 2015, at 10 a.m. Eastern Time (5 p.m. Israel Time) to discuss its fourth quarter and full year 2014 results.

To participate, please call one of the following teleconferencing numbers by dialing in at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-877-440-5804 Israel Dial-in Number: 1-80-925-8243 International Dial-in Number: 1-719-325-4801

The call will be simultaneously webcast live on the investor relations section of CYREN's website at http://www.cyren.com/ir.html.

For those unable to listen to the live call, a webcast replay of the call will be available from the day after the call in the investor relations section of CYREN's corporate website.

About CYREN
CYREN is a leading provider of cloud-based cybersecurity solutions that deliver uncompromising protection through the application of global cyber intelligence. Regardless of the device or its location, CYREN web, email, and anti-malware services deliver powerful protection in both embedded and Security as a Service (SecaaS) deployment options. Organizations rely on CYREN's mass-scale threat detection and proactive security analytics to protect against malware and identify advanced threats. The CYREN GlobalView™ Cloud Platform employs patented Recurrent Pattern Detection™ technology to protect more than 550 million users in 190 countries through 500,000 global points of presence. CYREN is traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange (TASE) under the trading symbol "CYRN." Visit the CYREN GlobalView Security Center or go to www.CYREN.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenInc

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F, reports on Form 6-K and prospectus supplement dated July 24, 2014 and prospectus dated July 3, 2014 filed pursuant to Rule 424(b)(2), which are available through www.sec.gov.

U.S. Investor Contact
Garth Russell
KCSA Strategic Communications
+1 212 896 1250
grussell@kcsa.com

Israel Investor Contact
Iris Lubitch
EffectiveIR
+972 54 2528007
iris@FinCom.co.il

Company Contact
Mike Myshrall, CFO
CYREN
+1 703 760 3320
mike.myshrall@CYREN.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1 281 444 1590
matthew.zintel@zintelpr.com

CYREN LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in  thousands of U.S. dollars, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Audited

Revenues	$7,842	$8,249	$31,925	$32,248

Cost of revenues	1,999	2,012	8,123	7,695

Gross profit	5,843	6,237	23,802	24,553

Operating expenses:

Research and development, net	2,824	2,663	11,222	9,270

Sales and marketing	2,852	2,926	11,802	10,278

General and administrative	2,274	3,797	8,047	10,388

Adjustment of earn-out obligation	(43)	(3,276)	(744)	(3,276)

Total operating expenses	7,907	6,110	30,327	26,660
Operating income (loss)	(2,064)	127	(6,525)	(2,107)

Other income (expense)	(13)	-	187	-

Loss from sale of investment in affiliate	-	(1,289)	-	(1,289)

Financial expense, net	(162)	(390)	(874)	(1,255)

Net loss before taxes	(2,239)	(1,552)	(7,212)	(4,651)

Tax benefit (expense)	83	(5,401)	196	(5,220)

Net loss	$(2,156)	$(6,953)	$(7,016)	$(9,871)

Loss per share - basic	$(0.07)	$(0.26)	$(0.25)	$(0.38)

Loss per share - diluted	$(0.07)	$(0.26)	$(0.25)	$(0.38)

Weighted average number of shares outstanding:
Basic	31,371	26,471	28,598	26,231

Diluted	31,371	26,471	28,598	26,231

Certain financial statement data for prior periods has been reclassified to conform to current year financial statement presentation.

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES
(in  thousands of U.S.dollars, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Audited

GAAP operating income (loss)	$(2,064)	$127	$(6,525)	$(2,107)
Stock-based compensation (1)	265	338	1,220	1,344
Other acquisition related costs (2)	-	-	-	142
Amortization of intangible assets (3)	409	448	1,736	1,755
Adjustment to earn-out liabilities (4)	(43)	(3,276)	(744)	(3,279)
Executive terminations (6)	-	-	208	165
Adjustment to deferred revenues (7)	48	116	202	528
Settlement agreements (8)	128	-	128	91
Reorganization expenses (9)	-	219	75	316

Non-GAAP operating loss	$(1,257)	$(2,028)	$(3,700)	$(1,045)

GAAP net loss	$(2,156)	$(6,953)	$(7,016)	$(9,871)
Stock-based compensation (1)	265	338	1,220	1,344
Other acquisition related costs (2)	-	-	-	142
Amortization of intangible assets (3)	409	448	1,736	1,755
Adjustment to earn-out liabilities (4)	4	(3,100)	(445)	(2,398)
Income taxes (5)	(95)	5,756	(412)	5,292
Executive terminations (6)	-	-	208	165
Adjustment to deferred revenues (7)	48	116	202	528
Settlement agreements (8)	128	-	(72)	91
Reorganization expenses (9)	-	219	75	316
Investment impairment (10)	-	1,289	-	1,289

Non-GAAP net loss	$(1,397)	$(1,887)	$(4,504)	$(1,347)

GAAP loss per share (dilluted)	(0.07)	(0.26)	(0.25)	(0.38)
Stock-based compensation (1)	0.01	0.01	0.04	0.05
Other acquisition related costs (2)	0.00	0.00	0.00	0.01
Amortization of intangible assets (3)	0.01	0.02	0.06	0.07
Adjustment to earn-out liabilities (4)	0.00	(0.12)	(0.02)	(0.09)
Income taxes (5)	(0.00)	0.22	(0.01)	0.20
Executive terminations (6)	0.00	0.00	0.01	0.01
Adjustment to deferred revenues (7)	0.00	0.00	0.01	0.02
Settlement agreements (8)	0.01	0.00	(0.00)	0.00
Reorganization expenses (9)	0.00	0.01	0.00	0.01
Investment impairment (10)	0.00	0.05	0.00	0.05

Non-GAAP loss per share (diluted)	(0.04)	(0.07)	(0.16)	(0.05)

Numbers of shares used in computing non-GAAP loss per share (diluted)	31,371	26,471	28,598	26,231

(1) Stock-based compensation
Cost of revenues	$15	$12	$55	$50
Research and development	63	79	292	267
Sales and marketing	76	78	292	264
General and administrative	111	169	581	763

	$265	$338	$1,220	$1,344
(2) Other acquisition related costs
General and administrative	$-	$-	$-	$142

	$-	$-	$-	$142
(3) Amortization of intangible assets
Cost of revenues	$202	$209	$846	$773
Sales and marketing	207	239	890	982

	$409	$448	$1,736	$1,755
(4) Adjustment to earn-out liabilities
General and administrative	$(43)	$(3,276)	$(744)	$(3,279)
Financial expenses, net	47	176	299	881

	$4	$(3,100)	$(445)	$(2,398)
(5) Income taxes
Deferred tax asset - tax benefit	$(95)	$5,756	$(412)	$5,292

	$(95)	$5,756	$(412)	$5,292
(6) Executive terminations
General and administrative	$-	$-	$208	$165

	$-	$-	$208	$165
(7) Adjustment to deferred revenues
Revenues	$48	$116	$202	$528

	$48	$116	$202	$528
(8) Settlement agreements
General and administrative	$128	$-	$128	$91
Other income	-	-	(200)	-

	$128	$-	$(72)	$91

(9) Reorganization expenses
General and administrative	$-	$219	$75	$316

	$-	$219	$75	$316

(10) Investment impairment
Financial expenses, net	$-	$1,289	$-	$1,289

	$-	$1,289	$-	$1,289

CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	December 31	December 31
	2014	2013
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$11,063	$3,757
Trade receivables, net	4,444	5,178
Deferred tax assets	-	48
Prepaid expenses and other receivables	1,019	1,988
Total current assets	16,526	10,971

Lease deposits	70	74
Deferred tax assets	13	-
Severance pay fund	594	819
Property and equipment, net	2,401	2,674
Goodwill and intangible assets, net	31,869	36,395
Total long-term assets	34,947	39,962
Total assets	$51,473	$50,933

Liabilities and Shareholders’ Equity
Current Liabilities:
Credit line	$4,900	$3,245
Trade payables	646	859
Employees and payroll accruals	2,359	3,102
Deferred tax liability	120	-
Accrued expenses and other liabilities	1,394	1,366
Earn-out consideration	2,269	1,428
Deferred revenues	4,097	4,499
Total current liabilities	15,785	14,499

Deferred revenues	1,042	1,646
Deferred tax liability	1,984	2,749
Earn-out consideration	837	2,857
Accrued severance pay	666	873
Other liabilities	100	-
Total long-term liabilities	4,629	8,125

Shareholders’ equity	31,059	28,309
Total liabilities and shareholders’ equity	$51,473	$50,933

CYREN LTD.

 CONDENSED CONSOLIDATED CASH FLOW DATA
(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31		December 31
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Audited
Cash flows from operating activities:

Net loss	$(2,156)	$(6,953)	$(7,016)	$(9,871)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	16	18	15	18
Depreciation	330	278	1,285	1,136
Stock-based compensation	265	341	1,220	1,344
Amortization of intangible assets	409	448	1,736	1,755
Accrued interest, accretion of discount and exchange rate differences on credit line	22	(24)	124	84
Accretion and change in fair value of earn-out consideration, net	4	(3,100)	(445)	(2,398)
Loss from sale of investment in affiliate	-	1,289	-	1,289

Changes in assets and liabilities:
Trade receivables	(315)	667	866	868
Deferred taxes	(134)	5,444	(318)	4,980
Prepaid expenses and other receivables	363	424	839	(511)
Trade payables	(150)	70	(542)	(248)
Employees and payroll accruals, accrued expenses and other liabilities	213	1,074	(496)	595
Deferred revenues	(516)	(154)	(1,047)	1,180
Accrued severance pay, net	1	(46)	18	(105)
Other long-term liabilities	100	-	100	-
Net cash provided by (used in) operating activities	(1,548)	(224)	(3,661)	116

Cash flows from investing activities:

Change in long-term lease deposits	4	9	1	(17)
Proceeds from sale of fixed assets	9	-	9	4
Proceeds from sale of investment in affiliates	-	194	-	194
Investment in affiliates	-	-	-	(80)
Purchase of property and equipment	(68)	(397)	(771)	(2,053)
Net cash used in investing activities	(55)	(194)	(761)	(1,952)

Cash flows from financing activities:

Proceeds from capital issuance, net	-	-	10,239	-
Proceeds from bank loans and credit lines	4,800	3,160	6,800	6,165
Repayment of bank loans	(5,270)	(3,004)	(5,270)	(3,004)
Payment of earn-out consideration	-	-	(351)	(3,994)
Proceeds from options exercised	53	25	384	1,241
Net cash provided by (used in) financing activities	(417)	181	11,802	408
Effect of exchange rate changes on cash and cash equivalents	(11)	22	(74)	48
Increase (decrease) in cash and cash equivalents	(2,031)	(215)	7,306	(1,380)
Cash and cash equivalents at the beginning of the period	13,094	3,972	3,757	5,137
Cash and cash equivalents at the end of the period	$11,063	$3,757	$11,063	$3,757